EXHIBIT (a)(1)(K)

FORM OF PUBLIC ANNOUNCEMENT TO ELIGIBLE OPTION HOLDERS OF EXTENSION OF LENGTH OF

TENDER OFFER

To all eligible employees with outstanding Eligible Options to purchase shares of The Children’s Place common stock.

You previously received from the Company an Offer to Amend Certain Outstanding Options dated December 20, 2007. This offer to amend was scheduled to expire at 5:00 p.m., U.S. Eastern Time, on Monday, January 28, 2008. We are extending the expiration of the offer so that the offer will now expire at 5:00 p.m., U.S. Eastern Time, on Thursday, January 31, 2008. The offer is not being modified in any other manner.

The Company’s Offer to Amend offers you, as an eligible employee, the right to increase the exercise price of certain outstanding Company stock options issued to you for the purpose of avoiding potentially negative tax consequences under Section 409A of the U.S. Internal Revenue Code (“Section 409A”). If you accept the offer, (i) the exercise price for your Eligible Options will be increased, (ii) you will receive a cash payment for each share underlying those options on the first payroll in January 2009 and (iii) the amended options will not be subject to the potentially negative tax consequences of Section 409A. If you decline this offer, your options will remain unchanged, you will not receive any cash payment and you may be subject to the negative tax consequences of Section 409A.

You must act before 5:00 p.m., U.S. Eastern Time, Thursday, January 31, 2008 and accept the Offer to avoid the Section 409A consequences. Such acceptance must be received by Winston Financial Services before the deadline for your options to qualify for amendment. All of the details of the offer are included in the Offer to Amend and related documents previously distributed to you. For more information on how to participate in the Offer you may contact The Children’s Place Benefits Administrator at 1-866-244-8808. We cannot accept your election after the deadline, so we urge you to respond immediately to avoid any last minute problems.

This notice is being distributed to all employees holding options that are eligible to be amended in the offer. Accordingly, you are receiving this notice even if you have previously submitted your election form.

Prior to January 28, 2008, options to purchase approximately 258,000 shares of our common stock (representing options to purchase approximately 89% of the total amount of our common stock subject to outstanding options that are eligible for amendment) were validly tendered and have not been withdrawn.

Additional information and where to find it.

You are strongly encouraged to read our Offer to Amend, which contains important information about the offer to amend. If you need another copy of this document, please contact Benefits Administrator at 1-866-244-8808.

January 28, 2008